R: 1 G: 44 B: 86 R: 171 G: 4 B: 50 Filed by Citizens Community Bancorp, Inc. Commission File No. 001-33003 Filed Pursuant to Rule 425 under the Securities Act of 1933 The following presentation materials will be used by Citizens Community Bancorp, Inc. at one or more investor relations conferences, or meetings with analysts or potential investors.

ACQUISITION OF R: 1 G: 44 B: 86 R: 171 G: 4 B: 50

SECTION DESCRIPTION I. Transaction Summary II. Overview of Wells Financial Corporation III. Pro Forma Summary Table of Contents

I. Transaction Summary

• Transaction gives CZWI a strong market presence in southern Minnesota • Transaction provides CZWI with a stable low cost deposit base for organic growth opportunities in the Bank’s key markets of Minnesota and Wisconsin • At closing, the combined company’s assets will equal $940 million, while deposits will equal $750 million • Immediately accretive to EPS1 as the transaction is expected to generate earnings accretion of over 50% in the first full year after closing • Tangible book value payback period of approximately 3 years • Continued focus on building a commercial banking model 5 Transaction Highlights 1 Excludes one-time merger costs

6 Transaction Rationale  Acquisition helps CZWI bridge “valuation gap” as its pro forma franchise will be nearly $1.0 billion in assets  Consistent with CZWI’s strategy of “re-formulating” its deposit base – core deposits vs. super market branches  Continued loan portfolio diversification  Intention to drive shareholder value through improved earnings and enhanced future EPS Strategic Rationale Financially Attractive  Conservative credit mark – coverage of NPAs excluding restructured loans within market norms  CZWI is familiar with market, and has completed past acquisition  Tangible improvement in interest rate risk position Low Risk Integration  Immediately accretive to EPS1 as the transaction is expected to generate earnings accretion of over 50% in the first full year after closing  Attractive EPS accretion in subsequent years  TBV Dilution Payback Period of approximately 3 years  Operating synergies result in appreciable cost savings 1 Excludes one-time merger costs

7 Transaction Terms 1 Based on 780,388 Wells Financial shares outstanding and exchange ratio of 0.7636, and CZWI share price of $12.69 2 Based on net income available to common shareholders of $2.39 million for the twelve months ended 12/31/16 Wells Financial Corporation Transaction Value1 $39.8 million Consideration 81% Cash, 19% Stock Price/TBV 124.6% Price/LTM EPS2 16.7x Required Approvals Customary regulatory and shareholder approval Expected Closing Q3 2017

II. Wells Financial Corporation Overview

WEFP Overview

- Wells Federal Bank was founded in 1934 and is headquartered in Wells, MN
- Wells Financial Corp. was formed in 1995 when Wells Federal Bank converted from a mutual to a stock company
- Strong core deposit base
- Maintains top market share amongst community banks in respective counties
- Led by President & CEO James Moll, and Patrick Scott, Treasurer & CFO
- 9 Branches concentrated in southern Minnesota
- Strong returns on both assets and equity

	For the Twelve Months Ended		
In $000s except for per share data	12/31/14	12/31/15	12/31/16
Balance Sheet			
Total Assets	$251,826	$274,779	$268,475
Total Gross Loans	$185,915	$200,920	$200,331
Total Deposits	$221,972	$239,950	$233,010
Loans/Deposits	82.99%	83.18%	85.40%
Capital			
Common Equity	$24,086	$28,419	$32,075
Total Equity/Assets	9.56%	10.34%	11.95%
Tang. Common Equity/Tang. Assets	9.51%	10.25%	11.89%
Tangible Equity/Tangible Assets	9.51%	10.25%	11.89%
Profitability Measures			
Net Interest Margin	3.54%	3.69%	3.70%
Non Interest Income/Average Assets	1.43%	1.51%	1.45%
Non Interest Expense/Average Assets	3.63%	3.57%	3.57%
Efficiency Ratio	72.11%	67.31%	70.83%
ROAA	0.52%	1.87%	0.88%
ROAE	4.93%	17.02%	7.54%
Net Income	$1,303	$4,894	$2,387
Asset Quality			
NPAs (excl TDRs)/Assets	1.85%	1.34%	1.29%
NCOs/Avg Loans	0.05%	0.13%	0.06%
Reserves/Loans	1.16%	0.99%	0.95%

Source: SNL Financial

Citizens Community Bancorp Inc.

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Franchise Footprint 10Source: SNL Financial Sorted by Total Deposits 53 1st St SW Wells 53,143 1601 Adams St Mankato 48,604 2630 Bridge Ave Albert Lea 43,357 303 S Main St Blue Earth 26,273 501 1st Ave S Saint James 23,027 1015 Hwy 15 S Fairmont $19,229 104 Main St N Minnesota Lake 12,735 496 W North St Owatonna 10,317 1618 S Minnesota Ave Saint Peter 9,182 Total Deposits $245,867 Address City 2016 Total Deposits

III. Pro Forma Summary

Pro Forma Franchise 12 Source: SNL Financial Note: CZWI’s MI Branches are not shown Wells Financial Locations CZWI Locations CZWI Branch Scheduled to Close 6/30/17

Pro Forma Loans

CZWI



Consr & Other 41.3%
C&D 3.1%
1-4 Fam 36.1%
C&I 4.7%
Multifam 2.8%
Other CRE 5.6%
OwnOcc CRE 4.5%
HELOC 1.7%

Loan Type	Composition ($000)	% of Total
Constr & Dev	17,249	3.1%
1-4 Family Residential	198,313	36.1%
Home Equity	9,320	1.7%
Owner - Occ CRE	24,921	4.5%
Other CRE	30,903	5.6%
Multifamily	15,550	2.8%
Commercial & Industrial	25,988	4.7%
Consr & Other	227,065	41.3%
Total Loans	$549,309	100.0%

MRQ Yield on Loans: **4.68%**

WEFP



C&D 4.3%
Consr & Other 28.2%
1-4 Fam 31.2%
C&I 5.3%
Multifam 1.0%
Other CRE 8.3%
HELOC 12.6%
OwnOcc CRE 9.0%

Loan Type	Composition ($000)	% of Total
Constr & Dev	8,653	4.3%
1-4 Family Residential	62,585	31.2%
Home Equity	25,274	12.6%
Owner - Occ CRE	18,044	9.0%
Other CRE	16,534	8.3%
Multifamily	2,030	1.0%
Commercial & Industrial	10,687	5.3%
Consr & Other	56,524	28.2%
Total Loans	$200,331	100.0%

MRQ Yield on Loans: **4.60%**

Combined



Consr & Other 37.8%
C&D 3.5%
C&I 4.9%
Multifam 2.3%
Other CRE 6.3%
1-4 Fam 34.8%
OwnOcc CRE 5.7%
HELOC 4.6%

Loan Type	Composition ($000)	% of Total
Constr & Dev	25,902	3.5%
1-4 Family Residential	260,898	34.8%
Home Equity	34,594	4.6%
Owner - Occ CRE	42,965	5.7%
Other CRE	47,437	6.3%
Multifamily	17,580	2.3%
Commercial & Industrial	36,675	4.9%
Consr & Other	283,589	37.8%
Total Loans	$749,640	100.0%

MRQ Yield on Loans: **4.66%**

Citizens Community Bancorp Inc.

Note: Financial Data as of 12/31/16, Regulatory data shown, does not include purchase accounting adjustments
Source: SNL Financial

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Pro Forma Deposits

CZWI


Non Int. Bearing 9.5%
MMDA & Sav 42.4%
Time Deposits < $100k 23.9%
Time Deposits > $100k 24.2%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	51,045	9.5%
NOW & Other Trans	112	0.0%
MMDA & Sav	228,418	42.4%
Time Deposits < $100k	128,716	23.9%
Time Deposits > $100k	130,188	24.2%
Total Deposits	$538,479	100.0%

MRQ Cost of Deposits: **0.81%**
Loans / Deposits **102.0%**

WEFP


Time Deposits > $100k 5.1%
Non Int. Bearing 10.5%
NOW Accts 13.1%
MMDA & Sav 54.1%
Time Deposits < $100k 17.2%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	24,854	10.5%
NOW & Other Trans	30,954	13.1%
MMDA & Sav	127,975	54.1%
Time Deposits < $100k	40,726	17.2%
Time Deposits > $100k	12,044	5.1%
Total Deposits	$236,553	100.0%

MRQ Cost of Deposits: **0.14%**
Loans / Deposits **84.7%**

Combined


Non Int. Bearing 9.8%
NOW Accts 4.0%
MMDA & Sav 46.0%
Time Deposits < $100k 21.9%
Time Deposits > $100k 18.4%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	75,899	9.8%
NOW & Other Trans	31,066	4.0%
MMDA & Sav	356,393	46.0%
Time Deposits < $100k	169,442	21.9%
Time Deposits > $100k	142,232	18.4%
Total Deposits	$775,032	100.0%

MRQ Cost of Deposits: **0.61%**
Loans / Deposits **96.7%**

Note: Financial Data as of 12/31/16, Regulatory data shown, does not include purchase accounting adjustments
Source: SNL Financial

Citizens Community Bancorp Inc.
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15 Transaction Summary  Transaction drives earnings growth and overall shareholder value for both CZWI and WEFP shareholders  Significantly increases presence in the southern Minnesota market with the ability to leverage existing resources  Pro forma institution is well equipped to deliver higher earnings  Bridges value gap much more quickly than on an organic basis; pro forma company approaching $1.0 billion in assets  Increases CZWI’s ability to serve larger customers

16 Investor Contacts Stephen M. Bianchi President & Chief Executive Officer Mark Oldenberg Executive VP & Chief Financial Officer Citizens Community Bancorp, Inc. 2174 EastRidge Center Eau Claire, WI 54701 (715) 836-9994 www.ccf.us

Forward Looking Statements 17 This presentation contains certain forward-looking information about Citizens Community Bancorp, Inc. and subsidiaries (collectively, “CZWI”) that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about CZWI. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of CZWI. Forward-looking statements speak only as of the date they are made and CZWI assumes no duty to update such statements. In addition to factors previously disclosed in reports filed by CZWI with the Securities and Exchange Commission (“SEC”), additional risks and uncertainties may include, but are not limited to: the possibility that any of the anticipated benefits of the proposed mergers will not be realized or will not be realized within the expected time period; the risk that integration of operations with those of CZWI will be materially delayed or will be more costly or difficult than expected; the inability to complete the mergers due to the failure of shareholder approval to adopt the respective merger agreements; the failure to satisfy other conditions to completion of the mergers, including receipt of required regulatory and other approvals; the failure of the proposed mergers to close for any other reason; the effect of the announcement of the mergers on customer relationships and operating results; the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations. As stated previously, additional factors affecting CZWI are discussed in CZWI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, filed with the SEC. Please refer to the SEC’s website at www.sec.gov where you can review those documents.

No Offer or Solicitation and Additional Information 18 No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information About The Proposed Transaction and Where To Find It Investors are urged to read the Agreement and Plan of Merger between CZWI and Wells Financial Corp. (“Wells”) dated March 17, 2017, for a more complete understanding of the terms of the transactions discussed herein. This presentation does not constitute a solicitation of any vote or approval. In connection with the merger, CZWI will be filing with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 and other relevant documents. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY CZWI WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY CZWI WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by CZWI with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by CZWI with the SEC, including the registration statement, may also be obtained free of charge from CZWI’s website http://www.snl.com/IRWebLinkX/corporateprofile.aspx?iid=4091023 by clicking the “SEC Filings” heading, or by directing a request to CZWI’s CEO, Stephen Bianchi at sbianchi@ccf.us. The directors, executive officers and certain other members of management and employees of Wells may be deemed to be “participants” in the solicitation of proxies for stockholder approval. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholder approval will be set forth in the proxy statement/prospectus and the other relevant documents to be filed with the SEC.